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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 AND ENDING 06/30/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLADSTONE SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 WESTBRANCH DRIVE, SUITE 100

(No. and Street)

MCLEAN	VIRGINIA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL T MARRONE   646-930-1906

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP

(Name – *if individual, state last, first, middle name*)

655 NEW YORK AVE NW	WASHINGTON	DC	20001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, JACK DELLAFIORA _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GLADSTONE SECURITIES LLC _____ , as

of JUNE 30 _____ , 20 21 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____

_____
Signature

MANAGING PRINCIPAL
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information
As of and for the Year Ended June 30, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Gladstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gladstone Securities, LLC (the "Company") as of June 30, 2021, and the related statements of operations, of member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3, as of June 30, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 655 New York Ave NW, Washington, DC 20001
T: (703) 847 1900, www.pwc.com/us



PricewaterhouseCoopers LLP

Washington, DC
September 20, 2021

We have served as the Company's auditor since 2010.

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2021

Assets

Cash and cash equivalents	$	1,243,537
Receivable from clearing firm		256,416
Clearing firm deposit		50,000
Prepaid expenses		103,479
Intangible assets		97,266
Due from affiliates[1]		114,062
Total assets	$	1,864,760

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	342,919
Due to affiliates[1]		450,232
Total liabilities		793,151
Commitments and Contingencies (Refer to Note 4)		
Member's equity		1,071,609
Total member's equity		1,071,609
Total liabilities and member's equity	$	1,864,760

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Year Ended June 30, 2021

Revenue

Revenue from contracts with customers (related party[1])

Investment banking fees	$	1,538,817
Dealer management fees		4,143,449
Real estate advisory fees		346,500
Total revenues from contracts with customers		6,028,766
Other revenues		921
Total revenues		6,029,687

Operating expenses

Salaries and employee benefits[1]	1,943,383
Broker-dealer securities commissions	3,865,458
Professional services	187,809
Clearing fees	60,367
Taxes and licenses	107,487
Travel and meals	16,717
Rent[1]	48,742
Telecommunications[1]	40,517
Insurance[1]	55,991
Offering diligence expense	242,761
Other operating expenses[1]	114,195
Total expenses	6,683,427

Net loss	$	(653,740)

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Member's Equity
For the Year Ended June 30, 2021

Balance, June 30, 2020	$	1,725,349
Net loss		(653,740)
Balance, June 30, 2021	$	1,071,609

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2021

Cash flows from operating activities		
Net loss	$	(653,740)
Adjustment to reconcile net loss to net cash used in		
operating activities:		
(Increase) in due from affiliates[1]		(104,292)
(Increase) in receivable from clearing firm		(114,344)
(Increase) in prepaid assets		(42,082)
Increase in accounts payable and accrued expenses		81,520
Increase in due to affiliates[1]		242,073
Net cash used in operating activiites		(590,865)
Net decrease in cash and cash equivalents		(590,865)
Cash and cash equivalents, beginning of year		1,834,402
Cash and cash equivalents, end of year	$	1,243,537

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Notes to the Financial Statements
For the Year Ended June 30, 2021

1. Organization

Gladstone Securities, LLC (the "Company", formerly known until December 1, 2009 as Circadian Partners, LLC) was formed on April 4, 2003 as a limited liability company under the laws of the state of Connecticut. The Company became a broker-dealer on November 18, 2003 is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of The Gladstone Companies, Inc (the "Parent").

The Company provides distribution and investment banking services for affiliated companies of the Parent, many of which are advised by Gladstone Management Corporation ("GMC"). The Company's FINRA membership agreement also permits the Company to raise private equity capital for nonaffiliated third-parties. As further described in Note 3, the Company has claimed an exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under section (k)(2)(ii) of that rule for the portion of its business activities cleared via a clearing broker on a fully disclosed basis. For the remaining business activities, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial condition, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The Company's financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds with maturities of three months or less when purchased. Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are classified as Level 1 in accordance with Financial Accounting Standards Board

Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements. All the Company's cash and cash equivalents are held in the custody of United States financial institutions. At times, amounts may exceed federally insured limits. The Company monitors the credit standing of these financial institutions and mitigates risk by depositing funds with major banking institutions.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized on a straight-line basis over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Pursuant to applicable GAAP, the Company performed a qualitative assessment as of June 30, 2021 to determine if there is a greater than 50% likelihood that the fair values of its intangible assets exceeded their carrying amounts. Based on this assessment, the Company concluded there was a greater than 50% probability that the fair value of each of its intangible assets exceeded its carrying value and therefore the Company was not required to perform a further quantitative assessment. Accordingly, no impairment was recognized for the year ended June 30, 2021.

Revenue Recognition

The Company accounts for revenue under ASC Topic 606, Revenue from Contracts with Customers.

A summary of the performance obligations and revenue recognition for each of the Company's business activities is included in the table below:

Revenue Stream	Performance Obligation	Revenue Recognition
Investment banking fees	To provide investment banking and related diligence services to portfolio companies of affiliates.	Fees are generated and earned at settlement date when paid.
Dealer management fees	To serve as the dealer manager in distribution of certain offerings of stock of affiliates.	Fees are generated and earned on a trade-date basis, when the Company's obligation to its customer is satisfied.
Real estate advisory fees	To provide mortgage placement services to affiliates.	Fees are generated and earned at mortgage settlement date when paid.

A further description of the Company's revenue streams are as follows:

Investment Banking Fees

Investment banking fee revenue includes investment banking fees and related diligence services derived from contractual agreements with portfolio companies of the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). Such fees are generally earned and received on the settlement date of portfolio company transactions. During the year ended June 30, 2021 the Company earned investment banking fees of $809,758 and $729,059 from transactions entered into by Capital and Investment, respectively.

Dealer Management Fees

The Company entered into a Dealer Manager agreement with Gladstone Land Corporation ("Land"), effective February 20, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to 20,000,000 shares of Land's 6.0% Series C Cumulative Redeemable Preferred Stock (the "Land Series C Preferred Stock"), and up to 6,000,000 shares of the Series C Preferred Stock pursuant to a dividend reinvestment plan ("DRIP"). The offering of the Land Series C Preferred Stock will terminate on the date that is the earlier of (1) June 1, 2025 (unless earlier terminated or extended by Land's Board of Directors) and (2) the date on which all 20,000,000 shares of the Land Series C Preferred Stock offered in the Primary Offering are sold. The offering period for the DRIP will terminate on the earlier of (1) the issuance of all 6,000,000 shares of the Land Series C Preferred Stock under the DRIP and (2) the listing of the Land Series C Preferred Stock on the Nasdaq Global Market ("Nasdaq") or another national securities exchange. Through June 30, 2021, 2,027,335 of the 20,000,000 shares offered in the primary offering and 2,258 of the 6,000,000 shares offered pursuant to the DRIP had been sold. During the year ended June 30, 2021, the Company earned dealer management fees of $3,806,556 related to this Dealer Manager agreement.

The Company also entered into a Dealer Manager agreement with Gladstone Commercial Corporation ("Commercial"), effective February 20, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to 20,000,000 shares of Commercial's 6.0% Series F Cumulative Redeemable Preferred Stock (the "Commercial Series F Preferred Stock"), and up to 6,000,000 shares of the Commercial Series F Preferred Stock pursuant to a DRIP. The terms of termination of the offering of the Commercial Series F Preferred Stock are consistent with those of the Land Series C Preferred Stock described above. Through June 30, 2021, 162,723 of the 20,000,000 and 36 of the 6,000,000 shares of the Commercial Series F Preferred Stock had been sold under the primary offering and DRIP, respectively. During the year ended June 30, 2021, the Company earned dealer management fees of $336,893 related to this Dealer Manager agreement.

Under each of these dealer manager agreements, Gladstone Securities provides certain sales, promotional and marketing services in connection with the offerings, and the securities issuer pays Gladstone Securities (i) selling commissions of up to 6.0% of the gross proceeds from sales of the shares in the offerings and (ii) a dealer manager fee of up to 3.0% of the gross proceeds from sales of the shares in the offerings (the "Dealer Manager Fee"). As the exclusive dealer manager, the Company has primary responsibility for marketing, soliciting, and distributing Land's Series C Preferred Stock and Commercial's Series F Preferred Stock. The Company has control over the selection and use of third parties, such as participating dealers or wholesalers, in performing these services and has pricing discretion with these third parties. Therefore, the Company records both dealer manager revenue from the issuers and the associated costs from participating dealers and wholesalers on a gross basis on the Company's statement of operations. Likewise, amounts due to and due from these transactions are recorded gross on the Company's statement of financial position.

Real Estate Advisory Fees

Real estate advisory fee revenue is earned from mortgage acquisition services provided by the Company to Commercial and Land, both affiliates of the Company.

The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are earned and payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from up to 0.5% to a maximum of up to 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third-party brokers and market conditions. During the year ended June 30, 2021 the Company earned real estate advisory fees of $56,000 related to this agreement.

The Company entered into an agreement with Land, effective April 12, 2017, for the Company to act as a non-exclusive agent to assist Land with arranging mortgage financing for properties. The terms of the agreement are substantively similar to the agreement between the Company and Commercial. During the year ended June 30, 2021 the Company earned real estate advisory fees of $290,500 related to this agreement.

Both agreements were renewed on July 12, 2021 by Commercial and Land; the new termination dates for these agreements are August 31, 2022.

Income Taxes

The Company is a single member limited liability company which is wholly owned by its Parent. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and its Parent. The Company has no obligation or commitment to fund any tax liability held by its Parent and accordingly, no tax recognition is reflected in the Company's financial statements.

Recent Accounting Pronouncements

On July 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASU Topic 326), which replaced the incurred loss model with the current expected credit loss (CECL) model. The CECL impairment model utilizes historical information and forecasts of future economic conditions to determine expected credit losses over the contractual life of a given instrument. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost. The Company evaluated this guidance and determined that this standard does not have an impact on the financial statements.

3. **Regulatory Requirements**

The Company operates three lines of business: investment banking, real estate advisory, and dealer management services. The Company's investment banking and real estate advisory businesses are forms of mergers and acquisitions advisory services while dealer management services are distribution services conducted either via a clearing broker or pursuant to SEC Rule 15c2-4 (see Note 2).

As disclosed in Note 1, the Company claims exemption from the Customer Protection Rule under paragraph k(2)(ii) for the portion of its dealer management business cleared on a fully disclosed basis through its clearing firm, RBC Capital Markets, LLC ("RBC") (see Note 6). This portion of the business represented approximately 70% of dealer manager revenue during the year ended June 30, 2021.

The Company does not claim exemption from the Customer Protection Rule for its investment banking, real estate advisory, and the remaining portion of its dealer management lines of business (representing the remaining 30% of dealer management revenue during the year ended June 30, 2021). The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance.

As the Company claims exemption from the Customer Protection Rule for certain lines of business it is not required to prepare the Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3 nor is it required to prepare the Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

The Company had basic net capital of $740,414 at June 30, 2021, which was $687,536 in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2021 was 1.0712:1.

4. **Commitments and Contingencies**

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with customers. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2021. Additionally, there are no liabilities subject to subordination, and thus, the *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

5. **Related-Party Transactions**

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, pursuant to a written expense sharing agreement, have agreed to provide certain administrative services to the Company and the Company has agreed to reimburse its affiliates for the costs of such services. As provided in this expense sharing agreement, the Company has allocated these expenses on a reasonable basis that equates the proportional cost of the service or product to the proportional use of or benefit derived from the service or product. Generally, this proportionate use is derived based on employee hourly activity.

During the year ended June 30, 2021, the Company incurred the following expenses from affiliates as follows:

	GMC	Administration	Total
Salaries and employee benefits	$ 924,918	$ 761,561	$ 1,686,479
Rent	28,349	20,392	48,741
Telecommunications	17,786	13,332	31,118
Insurance	9,091	6,422	15,513
Other	16,940	11,748	28,688
Total Expenses from Affiliates	$ 997,084	$ 813,455	$ 1,810,539

These expenses are recorded as due to affiliates on the Company's Statement of Financial Condition. During the year ended June 30, 2021 the Company paid $853,606 and $759,621 to GMC and Administration, respectively, of amounts previously recorded as due to affiliates. At June 30, 2021, the Company owed $279,248 and $170,984 to GMC and Administration, respectively, pursuant to this expense sharing agreement.

As disclosed in Note 2, the Company entered into a Dealer Manager agreement with Commercial to serve as exclusive dealer-manager in connection with the offering of Commercial's Series F Preferred Stock. At June 30, 2021, the Company had receivables of $114,062 due from Commercial related to the Dealer Manager agreement and related marketing expenses.

6. Clearing Broker

As disclosed in Notes 1 and 3, the Company clears 70% of dealer manager revenue for dealer management transactions through RBC on a fully disclosed basis. For the year ended June 30, 2021 the Company paid $60,367 in fees to RBC. The Company has receivables of $256,416 due from RBC for cleared and settled trades for which RBC had yet to remit payment to the Company. At June 30, 2021 the Company had $50,000 on deposit with RBC.

7. Risks and Uncertainties – COVID-19

The Company continues to monitor and work with the management teams of the affiliated companies to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which we provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

8. **Subsequent Events**

The Company evaluated all events that have occurred subsequent to June 30, 2021 through the date these financial statements were available for issuance. There were no subsequent events requiring disclosure during the period then ended.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2021   Schedule I

Computation of Net Capital

Member's equity	$	1,071,609
Non-allowable assets:		
Prepaid expenses		(103,479)
Due from affiliates		(114,062)
Intangible assets		(97,266)
Net capital before haircuts		756,802
Haircuts - money market mutual funds		(16,389)
Net capital		740,413
Less: Minimum net capital required at 6.67% of aggregated indebtedness ($5,000 if higher)		52,877
Excess net capital	$	687,536
Total aggregate indebtedness	$	793,151
Ratio of aggregate indebtedness to net capital		1.0712:1

There are no material differences between the above calculations and the calculations as included in the Company's amended FOCUS report as of June 30, 2021, filed on September 17, 2021.

<u>Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:</u>

As disclosed in Notes 1 and 3, the Company claims exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under paragraph (k)(2)(ii). Therefore, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been omitted.

<u>Information Relating to Possession or Control Requirements:</u>

As disclosed in Notes 1 and 3, the Company claims exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under paragraph (k)(2)(ii). Therefore, the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been omitted.

 **GLADSTONE SECURITIES**

Gladstone Securities, LLC's Exemption Report

Gladstone Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17C.F.R. §240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k) throughout the year ended June 30, 2021 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to the Company's investment banking, real estate advisory, and dealer management services for transactions not cleared through its clearing firm, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2021 without exception.

Gladstone Securities, LLC

I, Jack Dellafiora, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

_September 20 , 2021_____
Date

____Jack Dellafiora_____
Print Name



Report of Independent Registered Public Accounting Firm

To the Board of Managers of Gladstone Securities, LLC

We have reviewed Gladstone Securities, LLC's assertions, included in the accompanying Gladstone Securities, LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended June 30, 2021 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to the Company's investment banking, real estate advisory, and dealer management services for transactions not cleared through its clearing firm, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended June 30, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Washington, DC
September 20, 2021

PricewaterhouseCoopers LLP, 655 New York Ave NW, Washington, DC 20001
T: (703) 847 1900, www.pwc.com/us



Report of Independent Accountants

To the Board of Managers and Management of Gladstone Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Gladstone Securities, LLC (the "Company") for the year ended June 30, 2021. Management of Gladstone Securities, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated February 10, 2021 in the amount of $4,881 was compared to check number 856, and payment dated August 5, 2021 in the amount of $4,073 was compared to check number 921, noting no differences.

2. Compared the Total Revenue amount reported on page 2 of the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 to the Total revenue amount of $6,029,687 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2021, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(3),commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $60,367 to page 2 of the Annual Audited Report X-17A-5 for the year ended June 30, 2021, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:



a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $5,969,320 and $8,954, respectively of the Form SIPC-7, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Managers and Management of Gladstone Securities, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Washington, DC
September 20, 2021